UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements

Filed Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 1)1

SEA PINES ASSOCIATES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

811991942

(CUSIP Number)

Juanita Weber Moorehead, CCA Industries, Inc.

One James Center, 901 East Cary Street, Suite 1500

Richmond, Virginia 23219

(804) 643-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D filed January 9, 2003 (the “Initial Filing”), relating to the Common Stock, no par value (the “Common Stock”), of Sea Pines Associates, Inc., a South Carolina corporation (the “Issuer”), and filed by The Riverstone Group, LLC (“Riverstone”) and William H. Goodwin, Jr. (“Mr. Goodwin”), is hereby amended as provided below. Capitalized terms not defined herein shall have the meaning given to such terms in the Initial Filing.

Item 3. Source and Amount of Funds or Other Consideration

The estimated total amount of funds necessary to pay the merger consideration provided in the Merger Agreement (as defined below) will be approximately $23.5 million. These funds will come from Riverstone’s working capital and existing lines of credit with Wachovia Bank, N.A.

Item 4. Purpose of Transaction

On July 27, 2004, Riverstone, RG Subsidiary Corporation, a wholly owned subsidiary of Riverstone (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”). The Issuer will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Riverstone. The Merger is subject to customary closing conditions, as provided in the Merger Agreement, including the approval of the Merger Agreement by the affirmative vote of at least 80% of all votes entitled to be cast by the holders of the Common Stock. The Merger Agreement provides for consideration of $8.50 per share in cash for each outstanding share of Common Stock other than shares held by Riverstone and its wholly owned subsidiaries or by shareholders dissenting from the Merger, as may be adjusted pursuant to the Merger Agreement to reflect the appropriate effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to the Common Stock having a record date before the effectiveness of the Merger.

Upon completion of the Merger, the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated. In addition, the directors of Merger Sub immediately prior to the completion of the Merger will become the directors of Issuer following completion of the Merger and, subject to section 5.8 of the Merger Agreement, the bylaws of the Issuer shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the completion of the Merger.

Reference to, and the descriptions of, the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement included as Exhibit C hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, neither Mr. Goodwin nor Riverstone has any contracts arrangements, understandings or relationships (legal or otherwise) with any person with respect

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to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or giving or withholding of proxies.

In addition, there exists no express contract, arrangement or understanding among Riverstone and its members, Directors or Officers with respect to the Shares, including but not limited to their voting and disposition. Riverstone’s operating agreement provides for governance of the company generally. See Item 5, paragraph (b), under “Riverstone” in the Initial Filing.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
C	Agreement and Plan of Merger, dated as of July 27, 2004, by and among The Riverstone Group, LLC, RG Subsidiary Corporation and Sea Pines Associates, Inc., filed with the Securities and Exchange Commission as Exhibit 99 to Issuer’s Current Report on Form 8-K filed July 30, 2004, is expressly incorporated herein by this reference.

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Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

The Riverstone Group, LLC:

Date: July 29, 2004	/s/ Beverley W. Armstrong
Beverley W. Armstrong
Vice President

Individual:

Date: July 29, 2004	/s/ William H. Goodwin, Jr.
William H. Goodwin, Jr.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

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